Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Israeli Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

Name: Chaim Katzman1

ID Number: 030593859

Type of Holder: Interested Party

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: October 25, 2012

[1]

This report only addresses the direct holdings in the Company by Mr. Katzman, the Chairman of the Board. Mr. Katzman continues to be deemed to beneficially own 92,915,571 shares of the Company (56.3% of its issued and outstanding share capital) through his direct and indirect holdings in Norstar Holdings Inc. and its wholly-owned subsidiaries.

Sale Price: NIS 42.94 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 200,949 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.12%

Change in number of Securities: -200,949 Ordinary Shares

Current Balance: 0 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.00%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.